J.P.Morgan

2.5yr EFA/SX5E Uncapped Dual Directional Buffered Return Enhanced Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Minimum Denomination: $1,000
Underlyings: iShares® MSCI EAFE ETF (the "Fund") and EURO STOXX 50® Index (the "Index")
Pricing Date: April 29, 2022
Observation Date: October 29, 2024
Maturity Date: November 01, 2024
Upside Leverage Factor: At least 1.72*
Buffer Amount: 10.00%
Payment At Maturity: If the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor)

If (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Underlying Return of the Lesser Performing Underlying)

This payout formula results in an effective cap of 10.00% on your return at maturity if the Lesser Performing Underlying Return is negative. Under these limited circumstances, your maximum payment at maturity is $1,100.00 per $1,000 principal amount note.

If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Performing Underlying Return + Buffer Amount)]

If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

CUSIP: 48133DZ94
Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48133DZ94/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.72
** Reflects Upside Leverage Factor equal to the minimum set forth herein, for illustrative purposes.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

- The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.
- The hypothetical returns on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**


Underlying Performance
Note Payoff at Maturity
Payment at Maturity
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
-60%
-40%
-20%
0%
20%
40%
60%
Underlying Return

Lesser Performing Underlying Return	Absolute Underlying Return	Total Return on the Notes
65.00%	N/A	111.80%
50.00%	N/A	86.00%
30.00%	N/A	51.60%
20.00%	N/A	34.40%
10.00%	N/A	17.20%
5.00%	N/A	8.60%
0.00%	0.00%	0.00%
-5.00%	5.00%	5.00%
-10.00%	10.00%	10.00%
-30.00%	N/A	-20.00%
-40.00%	N/A	-30.00%
-60.00%	N/A	-50.00%
-80.00%	N/A	-70.00%
-100.00%	N/A	-90.00%

2.5yr EFA/SX5E Uncapped Dual Directional Buffered Return Enhanced Notes

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- Your maximum gain on the notes is limited by the Buffer Amount if the Lesser Performing Underlying Return is negative.
- Your payment at maturity will be determined by the Lesser Performing Underlying.
- You are exposed to the risk of decline in the level of each Underlying.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- No interest payments, dividend payments or voting rights.
- The notes are subject to risks associated with non-U.S. securities.
- The notes are subject to currency exchange risk with respect to the Fund.
- The Fund is subject to management risk.
- The anti-dilution protection for the Fund is limited.
- The performance and market value of the Fund, particularly during periods of market volatility, may not correlate with the performance of its underlying index as well as the net asset value per share.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- The notes do not provide direct exposure to fluctuations in foreign exchange rates with respect to the Index.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-236659 and 333-236659-01